Mail Stop 3561

July 10, 2007

Kwong Kai Shun
Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

      Re: Asia Time Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 14, 2007
           File No. 333-140692
           Form 8-K dated January 23, 2007
           Form 10-K for Fiscal Year Ended December 31, 2006
           Form 10-Q for Fiscal Quarter Ended March 31, 2007
           File No. 0-51981

Dear Mr. Kwong:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. The first sentence is inappropriate. Please delete.

Recent Events, page 3

2. Please tell us how you accounted for the payment to the stockholders of SRKP 9 disclosed in the second paragraph under the "Completion of the Share Exchange" heading.

Risk Factors, page 7

We are dependent on foreign manufacturers and subject to trade regulations which expose us to political and economic risk.

3. As we indicated in comment 12 in our letter dated March 16, 2007, you state that a significant portion of watch movements sold by you are manufactured by foreign companies. Please specify the foreign jurisdictions to which you are making reference and the applicable trade regulations that cause this risk factor to be relevant to you.

Dilution, page 19

4. Please tell us how you derived net tangible book value disclosed in the second paragraph.

Selected Consolidated Financial Data, page 21

5. Please revise your presentation of dividends per share of common stock to reflect cash dividends declared per common share during each of the periods presented as basic and diluted dividends per common share are not required by Item 301 of Regulation S-K. Similarly revise summary financial data on page 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 26

6. We note the revisions to your disclosure in response to comment 20 in our letter dated March 16, 2007. Please disclose the nature of usual and unusual tax losses not recognized in your discussions of income taxes on pages 28 and 29. Please also explain to us why these items affect your effective tax rate.

Liquidity and Capital Resources, page 29

7. Please revise your discussions of cash flows from operating activities for three months ended March 31, 2007 compared to the corresponding period in 2006 to describe the increase in accounts receivable and decrease in inventories including

the underlying reasons for the changes. Please specifically address any significant changes in credit terms, product supply shortages and other factors contributing to the changes. Please also include a discussion of operating cash flows for fiscal 2005 as compared to fiscal 2004. Refer to Item 303 of Regulation S-K.

8. Please provide a more informative discussion and analysis of cash flows used in investing activities for each period presented. In doing so, describe your acquisitions of leasehold lands, acquisition of held-to-maturity investments, acquisitions of plant and equipment and disposal of intangible assets. Please also include a discussion and analysis of cash flows used in investing activities and provided by financing activities for fiscal 2005 as compared to fiscal 2004. Refer to Item 303 of Regulation S-K.

9. We note the revisions to your disclosure in response to comment 22 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please describe the factors underlying the changes in your inventory turnover ratio and average days of accounts receivable outstanding in the fifth paragraph on page 30.

New Accounting Pronouncements, page 31

10. Please disclose whether or not you adopted recently issued accounting standards that were effective during the most recent fiscal year. To the extent applicable, please also provide the disclosures required by the transitional disclosure requirements of the standards including the effect, if any, on net income and earnings per share. The additional disclosures should also be reflected in recent accounting pronouncements on page F-38.

Description of Business, page 34

Products, page 35

11. Please state the percentage of your watch movement products acquired from ETA SA Manufacture Horlogere Suisse.

Strategy, page 35

12. Please indicate here and under liquidity and capital resources when you plan to manufacture your own brands of quartz and mechanical movements in-house. We note that up to $5.5 million will be required to obtain the facilities and equipment necessary. Also indicate when you will expand your sales force in order to develop closer ties with your existing brands and distributors. Describe in further detail any steps you have taken toward achieving these objectives and other future plans.

Management, page 39

Compensation Discussion and Analysis, page 39

13. Please revise your discussion to elaborate upon the Company and individual achievements you refer to as it relates to amounts of bonuses to be paid. Specifically, provide greater detail explaining how you determine the amount based upon the factors you mention. For example, please disclose whether there is a particular level of revenues that you would expect the company to achieve before a bonus would be appropriate. Also, explain what weight is given to each of the factors you mention both within Company and individual achievements and amongst those two categories. Refer to Item 402(b)(1)(v) of Regulation S-K.

14. You refer to local geographic area averages and industry averages in Hong Kong and China as it relates to the amount of salary that is paid to your executives. As it appears that you rely on benchmarking, please revise to discuss in more detail the benchmark you use and its components. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Director Compensation, page 41

15. Please include the names of the two directors in the table and indicate the total compensation as $0.

Agreement of Kwong Kai Shun, page 43

16. Please refer to comment 30 in our letter of March 16, 2007. Your explanation is unclear as to how the number of shares to be distributed to shareholders will be determined. Please clarify.

17. As previously requested, please tell us whether Mr. Kwong plans to comply with the tender offer rules if he plans to offer to buy back the Series A Convertible Preferred Stock in the future and whether or not he has initiated this buy back considering the triggering date would appear to have passed on June 30, 2007. Also please file the agreement memorializing these terms as an exhibit to the registration statement, as well as the lock-up agreement.

Underwriting, page 52

18. Please disclose in this section that the underwriter, WestPark Capital, acted as the placement agent for your private placement.

Financial Statements, page F-1

19. Some of the comments below may result in corrections of errors in the unaudited and audited financial statements included in the filing. If so, please report the accounting errors as prior-period adjustments by restating the financial statements in accordance with paragraph 25 SFAS 154. In doing so, disclose that your previously issued financial statements have been restated along with a description of the nature of the errors and the effect of their correction on each financial statement line item and per-share amount affected for each period presented as required by paragraph 26 of SFAS 154. Please also label the appropriate columns and/or line items as "restated." In addition, when audited financial statements are restated to correct an accounting error, the restatement should be referred to in an explanatory paragraph in the report of your independent registered public accounting firm. Refer to AU Sections 420 and 508 of Codification of Auditing Standards.

20. We note that you gave retroactive effect to the recapitalization disclosed in Note 2 to your unaudited and audited financial statements as of the beginning of the first period reported. The merger of a private operating company into a non-operating public shell corporation is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. Accordingly, the shares of common stock issued for the net monetary assets of the shell corporation should be reflected as a transaction in the period of the exchange transaction as opposed to the beginning of the first period reported. Please revise your financial statements as appropriate or tell us why a revision is not necessary. In doing so, consider the following matters:

   • The number of shares of common stock issued to the shareholders of the operating company in the exchange transaction should be allocated to balances and equity transactions of the operating company on an equivalent share basis in the audited financial statements;

   • The weighted average number of shares of common stock outstanding and earnings per share amounts presented in the audited financial statements should exclude the shares of common stock issued for the net monetary assets of the shell corporation;

   • The weighted average number of shares of common stock outstanding and earnings per share amounts presented in the unaudited financial statements should reflect the issuance of shares for the net monetary assets of the shell corporation as a current period transaction as of the date of the exchange transaction; and

   • •The analysis of changes in common stock and convertible preferred stock in Note 19 to your unaudited financial statements should reflect the issuance of shares for the net monetary assets of the shell corporation as a current period transaction.

21. Reference is made to your classification of advances to/from related parties in your statements of cash flows on pages F-5 and F-27. Please tell us why advances from related parties are properly classified as cash flows from operating activities as opposed to cash flows from financing activities. Please also tell us how you classified advances to related parties in your statements of cash flows and why your classification complies with SFAS 95. In your response, please reference the guidance in SFAS 95 that supports your cash flow classifications. If you have offset advances to and from related parties, please tell us why you meet the conditions in paragraph 5 of FIN 39. In addition, we note from the disclosure in the statement of cash flows on page F-5 that you repaid $1.1 million of advances from related parties during the three months ended March 31, 2006. Given the amount of advances from related parties outstanding at December 31, 2005, please explain to us what these payments represent and why the payments are properly presented in the unaudited statement of cash flows.

Condensed Consolidated Income Statement, page F-4

22. Reference is made to your presentation of basic and diluted earnings per share and the disclosure in Note 9 on page F-15. Basic and diluted earnings per share amounts differ from the amounts computed based on net income and the weighted average number of shares presented on the face. Please advise or revise. Also, in regard to the application of the if-converted method to determine the dilutive effect of your convertible preferred stock, please tell us the basis in GAAP for assuming conversion at the beginning of each period presented as opposed to the date of issuance of the securities. Otherwise, revise as appropriate. Refer to paragraph 26 of SFAS 128.

Condensed Consolidated Statement of Cash Flows, page F-5

23. It appears that the "proceeds from issuance of common stocks" line item under cash flows from financing activities includes proceeds from issuance of preferred stock. Please revise the line item description as appropriate. Additionally, please provide us with a reconciliation of proceeds from issuance of equity securities for the most recent interim period to net proceeds stated in the last sentence of the second paragraph under the "Liquidity and Capital Resources" heading on page 29.

Notes to Condensed Consolidated Financial Statements, page F-15

Note 10. Prepaid expenses and other receivables, page F-15

24. Please disclose the nature of the rebate receivable. Please also disclose your accounting policies regarding cash consideration received from vendors in the form of rebates or refunds, including how rebates and refunds are classified in

your income statements, how and when you recognize rebates and refunds in income and the method used to allocate rebates and refunds to the underlying transactions. In addition, tell us why rebates are probable and reasonably estimable. Refer to EITF 02-16.

Consolidated Income Statement, page F-25

25. Reference is made to your presentation of diluted earnings per share and the related disclosure in Note 8 on page F-44. Please tell us the basis in GAAP for including the convertible preferred stock in your computations of diluted earnings per share for the periods presented. Refer to paragraphs 26 – 28 of SFAS 128. If you determine that you have made an error in computing diluted earnings per share amounts, please revise as appropriate.

Consolidated Statement of Cash Flows, page F-27

26. We note the corrections to cash flow classifications in response to comments 44 and 45 in our letter dated March 16, 2007. Please disclose that your previously issued consolidated statement of cash flows has been restated along with a description of the nature of each of the classification errors and the effect of the corrections on each financial statement line item affected for each year presented as required by paragraph 26 of SFAS 154. Refer to the comment above regarding restatements of previously issued financial statements.

Note 4. Summary of significant accounting policies, page F-32

27. We note your response to comment 47 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please tell us the amounts of your provisions and reserves for sales returns and allowances for each year presented. If material please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II –Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

Concentrations of credit risk, page F-33

28. Please disclose the total amount of revenues from each customer that represented 10% or more of net sales for each year presented. Refer to paragraph 39 of SFAS 131.

Revenue recognition, page F-36

29. We note your response to comments 50 and 51 in our letter dated March 16, 2007 and we re-issue part of our previous comment. Please tell us in detail why your arrangements with customers are not multiple-deliverable arrangements within the

scope of EITF 00-21. In doing so, tell us why your value added services should not be considered separate units of accounting. Please specifically address the criteria in paragraph 9 and the considerations in paragraphs 11 through 16 of EITF 00-21. If you determine that value added services represent separate units of accounting and that the remaining performance obligations are inconsequential or perfunctory explain to us how you arrived at that conclusion. Refer to SAB Topic 13:A3.

Note 5. Other income, page F-42

30. We note your response to comment 54 in our letter dated March 16, 2007. Given the disclosure in the last paragraph on page 22 regarding the business functions of your subsidiaries, it is unclear to us why the activities that generate rental, commission, license fee and service fee income do not constitute part of your ongoing major or central operations. Please advise in further detail or revise to include income from these activities in net sales and/or other operating income. Refer to paragraph 78 of CON 6 and the disclosure requirements of Rule 5-03(b)(1) of Regulation S-X. Additionally, tell us your basis in GAAP for including gains on disposal of intangible assets in non-operating income or revise to include such gains in operating income. Refer to paragraph 45 of SFAS 144.

Note 7. Income taxes, page F-42

31. We note your response to comment 55 in our letter dated March 16, 2007 and the revisions to your disclosure. Please explain to us why your accounting for income taxes complies with SFAS 109. In doing so, please tell us to the extent applicable:
• The nature and amount of deferred tax assets and liabilities for temporary differences, operating loss carryforwards and tax credit carryforwards that were not recognized at each balance sheet date;
• The amount of the valuation allowance, if any, established to reduce deferred tax assets to the amount that is more likely than not to be realized at each balance sheet date;
• Why you did not recognized deferred tax assets and liabilities and related deferred income tax expense or benefits for years prior to the most recent year presented;
• How you determined the current and non-current amount of deferred tax assets and liabilities at the most recent balance sheet date; and
• The nature of temporary differences not recognized previously, temporary differences not recognized, utilization of tax losses not recognized previously and unused tax losses not recognized and why these line items are properly reflected in the reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the statutory tax rates to pretax income.

Note 24. Events after the balance sheet date, page F-55

32. Please disclose the pertinent rights and privileges of the preferred securities such as dividend and liquidation preferences, participation rights, call prices and dates and voting rights. Refer to SFAS 129.

Selling Stockholders [Alternate Page]

33. It does not appear you have addressed all of the factors indicated in comment 61 in our letter of March 16, 2007, including the date on which and the manner in which the selling shareholder received the shares and/or the overlying securities; any relationships among all of the selling shareholders, etc. Please address in further detail all material factors supporting your belief that this is a secondary offering.

Form 8-K Filed January 23, 2007

34. We note your response to comments 63, 64 and 65 in our letter dated March 16, 2007. Please file an amendment as indicated in your response.

Form 10-K Filed April 17, 2007

Item 9A. Controls and Procedures

35. We note your indication that "[f]ollowing the Share Exchange the sole business conducted by [y]our company became the business conducted by Times Manufacture, and the officers and directors of Times Manufacture became the officers and directors of [y]our company. [You] believe these changes will materially affect, or are reasonably likely to materially affect, [y]our internal controls over financial reporting." Revise to disclose, if correct, that there were changes in your internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely, to materially affect, your internal control over financial reporting, rather than stating that there were no changes in internal control, as you do in the previous paragraph.

Pro Forma Financial Statements, page 24

36. Please include a discussion of the private placement of the Series A preferred stock in the introduction on page 24.

37. Please tell us your basis for presenting pro forma combined balance sheets and income statements as of and for the years ended December 31, 2005 and 2004 or revise as appropriate. Refer to paragraph (c) of Article 11 of Regulation S-X.

Pro Forma Combined Income Statement, page 30

38. Please include historical earnings per share data of the shell corporation in accordance with paragraph (b)(7) of Article 11 of Regulation S-X giving effect to the stock split disclosed in note 3 on page 31. Also, please revise historical earnings per share data of the operating company to exclude the effect of the recapitalization and issuance of preferred stock. In addition, include footnotes to pro forma earnings per share data that describe the computations of pro forma earnings per share and weighted average number of shares in sufficient detail to make the computations transparent to investors.

39. Reference is made to note 3 on page 31. We view a merger of a private operating company into a non-operating public shell corporation as the issuance of equity by the operating company for the cash of the shell company, and believe transaction costs may be charged directly to equity only to the extent of cash received. Please tell us your basis for reflecting legal and professional fees as a direct charge to equity as opposed to expense. Also tell us how the payment to the shareholders of SRKP 9 disclosed in the second paragraph on page 24 is reflected in the pro forma presentation.

Financial Statements, page F-1

40. Please provide audited financial statements of the shell corporation meeting the requirements of Regulation S-X. Refer to Item 8 of Form 10-K.

41. With respect to the financial statements of the operating company provided pursuant to Rule 3-05(a) of Regulation S-X, please address our comments above to the extent applicable. In that regard, please note that the historical financial statements of the operating company as of and for the years ended December 31, 2006 and 2005 should not reflect the recapitalization as a result of the reverse merger in January 2007. Please revise as appropriate.

Combined Balance Sheet, page F-36

42. Refer to comment 40 in our letter dated March 16, 2007. Please revise to state separately related party amounts included in trade and other receivables and trade and other payables. Refer to paragraph 5 of Chapter 1 of ARB 43. Please also revise to classify deposits and prepayments included in trade and other receivables as prepaid expenses and/or other current assets.

Combined Statement of Stockholders' Equity, page F-39

43. Refer to comment 43 in our letter dated March 16, 2007. Please include a column setting forth the changes in the number of shares of common stock outstanding

during the years presented. Refer to paragraph 10 of APB 12.

Combined Statement of Cash Flows, page F-40

44. Refer to comment 44 in our letter dated March 16, 2007. Please revise to reflect dividend income in cash flows from operating activities.

45. Refer to comment 45 in our letter dated March 16, 2007. Please revise to reflect changes in bank overdrafts in cash flows from financing activities.

Form 10-Q Filed May 21, 2007

46. Please file an amendment that addresses the comments above as applicable. Please note that you are required to file Form 8-K if you conclude that any previously issued financial statements should no longer be relied upon. See Item 4.02 of Form 8-K.

*****

As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
       Fax: (310) 552-5001